

March 20, 2023

Jeffrey Mathiesen
Chief Financial Officer
HELIUS MEDICAL TECHNOLOGIES, INC.
642 Newton Yardley Road, Suite 100
Newton, Pennsylvania 18940

> **Re: HELIUS MEDICAL TECHNOLOGIES, INC.**
> **Registration Statement on Form S-3**
> **Filed March 10, 2023**
> **File No. 333-270433**

Dear Jeffrey Mathiesen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:     Emily J. Johns